EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Successor				Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Nine Months Ended December 31, 2006	Three Months Ended March 31, 2006	Year Ended December 31, 2005
	(in millions)
Earnings as defined for fixed charges calculation
Add:
Pre-tax income from continuing operations	$(240)	$458	$415	$102	$186	$412
Fixed charges	128	122	139	100	35	114
Deduct:
Interest capitalized(a)	4	19	30	14	3	7

Total earnings (as defined for the Fixed Charges calculation)(b)	$(116)	$561	$524	$188	$218	$519

Fixed charges:
Interest on debt, including capitalized portions	$121	$113	$130	$95	$33	$105
Estimate of interest within rental expense	7	9	9	5	2	9

Total fixed charges	$128	$122	$139	$100	$35	$114

Ratio of earnings to fixed charges	— (b)	4.6	3.8	1.9	6.2	4.6

(a)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(b)	Earnings insufficient to cover fixed charges by approximately $244 million during the year ended December 31, 2009 due primarily to a non-cash goodwill impairment charge.